FORM 6-KA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 000-30850

Valcent Products Inc.

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached June 30, 2009 financial statements have been updated for a clerical error in that a prior period adjustment was not recorded in the March 31/09 financial statements originally filed on October 5, 2009 in Canada.

The error resulted from incorrect closing balances to the March 31, 2009 financial statements being applied to the June 30, 2009 financial statements.  The effect on the previously reported June 30, 2009 financial statements was to increase both share capital and accumulated deficit during the development stage by $679,558.  There was no effect on working capital, shareholders deficiency, net loss and comprehensive loss or loss per share.

Certain of the comparative March 31, 2009 and June 30, 2008 information which related to this error has also been updated.

The Company also corrected an additional clerical error  which resulted in the June 30, 2009 loss per share being correctly disclosed as $0.05.

Also, as a result of these clerical errors the Company has also updated and corrected its MD&A disclosure.

The revised information outlined above had no effect on information filed on the Company's 20-F on October 15, 2009.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Amended Interim Consolidated Financial Statements For the Three Months Ended June 30, 2009 and 2008
99.2	Amended Management Discussion and Analysis as of October 4, 2009
99.3	Amended Certification of Interim Filings- George Orr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: October 20, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director